Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended		Six Months Ended
	June 30,		June 30,		Year Ended December 31,
	2014	2013	2014	2013	2013	2012	2011	2010	2009
Income from continuing operations before undistributed earnings of equity method investments, amortization of capitalized interest, and taxes	$122.4	98.4	$223.0	184.3	372.6	287.7	245.2	185.7	119.6
Less undistributed earnings of equity method investments	$(10.9)	(8.9)	$(16.0)	(11.2)	(30.7)	(27.6)	(25.4)	(20.6)	(13.8)
Plus distributed earnings of equity method investments	$5.0	3.8	$5.0	4.1	10.8	23.6	9.2	9.9	21.3
Plus amortization of capitalized interest	$0.2	0.2	$0.4	0.4	0.8	0.8	0.8	0.8	0.8

	$116.7	93.5	$212.4	177.6	353.5	284.5	229.8	175.8	127.9

Plus:
Fixed charges:
Other interest expense (includes amortization of deferred financing costs)	$13.1	11.9	$26.2	23.4	47.7	46.6	44.1	48.4	54.5
Debt discount amortization	$—	—	$—	—	—	—	1.7	8.6	13.0
Floor plan interest expense	$11.6	10.7	$22.7	20.8	43.3	38.1	26.6	32.4	32.7
Capitalized interest	$0.2	0.1	$0.4	0.3	1.3	0.6	0.7	0.5	0.9
Interest factor in rental expense	$16.4	14.5	$32.2	28.9	59.1	55.9	53.2	50.3	49.1

Total fixed charges	$41.3	37.2	$81.5	73.4	151.4	141.2	126.3	140.2	150.2

Less:
Capitalized interest	$0.2	0.1	$0.4	0.3	1.3	0.6	0.7	0.5	0.9

Earnings	$157.8	130.6	$293.5	250.7	503.6	425.1	355.4	315.5	277.2

Ratio of earnings to fixed charges	3.8	3.5	3.6	3.4	3.3	3.0	2.8	2.3	1.8